SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)


                        	   Belo Corp.
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                                (Name of Issuer)


                 Series A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                  080555105
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                               (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 26, 2013
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 080555105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,890,103

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,890,103

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,890,103

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 080555105
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,890,103

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,890,103

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,890,103

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 080555105
          ---------

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Item 1.  Security and Issuer.

     This constitutes Amendment No. 1 (this "Amendment") to the Schedule 13D previously filed by the Reporting Persons on September 10, 2013 (the "Original
Schedule 13D") with respect to shares of Series A Common Stock, $0.01 par value (the "Shares"), of Belo Corp, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment amends Item 5 as set forth below. This is the final amendment to the Schedule 13D and an exit filing for the Reporting person.

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Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 3,890,103 Shares, or 4.1% of the Shares of the Issuer, based upon the 95,587,053 Shares issued and outstanding according to the 10-Q of the Issuer filed July 31, 2013.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 3,890,103 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 3,890,103 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 3,890,103 Shares, or 4.1% of the Shares of the Issuer, based upon the 95,587,053 Shares issued and outstanding according to the 10-Q of the Issuer filed July 31, 2013.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 3,890,103 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 3,890,103 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

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




                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             September 30, 2013
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated September 30, 2013 relating to the Series A Common Stock, $0.01 par value of Belo Corp shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                                  Exhibit B


                TRANSACTIONS IN THE SHARES OF THE ISSUER
                        BY THE REPORTING PERSONS
            SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D


     The following table sets forth all transactions in the Shares effected by any of the Reporting Persons since the filing of the Original Schedule 13D, as applicable. All such transactions were effected in the open market through brokers.


Trans  Quantity    Price          Trade Date      Settlement Date
Type

Buy    90,080      13.889         Sept 20, 2013   Sept 25, 2013
Buy    7,163       13.889         Sept 20, 2013   Sept 25, 2013
Buy    8,926       13.889         Sept 20, 2013   Sept 25, 2013
Buy    143,831     13.889         Sept 20, 2013   Sept 25, 2013
Buy    33,653      13.845         Sept 20, 2013   Sept 25, 2013
Buy    2,676	   13.845	  Sept 20, 2013	  Sept 25, 2013
Buy    3,334	   13.845	  Sept 20, 2013   Sept 25, 2013
Buy    53,737	   13.845	  Sept 20, 2013	  Sept 25, 2013
Buy    22,736	   13.87	  Sept 20, 2013	  Sept 25, 2013
Buy    1,807	   13.87	  Sept 20, 2013	  Sept 25, 2013
Buy    2,252	   13.87	  Sept 20, 2013	  Sept 25, 2013
Buy    36,305	   13.87	  Sept 20, 2013	  Sept 25, 2013
Sell   449,715	   13.72979999	  Sept 25, 2013	  Sept 30, 2013
Sell   35,759	   13.72979992	  Sept 25, 2013	  Sept 30, 2013
Sell   44,562	   13.72979991	  Sept 25, 2013	  Sept 30, 2013
Sell   718,064	   13.72980002	  Sept 25, 2013	  Sept 30, 2013
Sell   5,224	   13.7270003828  Sept 26, 2013	  Oct 1, 2013
Sell   415	   13.7269879518  Sept 26, 2013	  Oct 1, 2013
Sell   517	   13.7270019342  Sept 26, 2013	  Oct 1, 2013
Sell   8,344	   13.7270002397  Sept 26, 2013	  Oct 1, 2013
Sell   108,096	   13.7	          Sept 26, 2013	  Oct 1, 2013
Sell   8,595	   13.7	          Sept 26, 2013	  Oct 1, 2013
Sell   10,711	   13.7	          Sept 26, 2013	  Oct 1, 2013
Sell   172,598	   13.7	          Sept 26, 2013	  Oct 1, 2013
Sell   462,650     13.69          Sept 27, 2013   Oct 2, 2013
Sell   36,788      13.69          Sept 27, 2013   Oct 2, 2013
Sell   45,843      13.69          Sept 27, 2013   Oct 2, 2013
Sell   738,719     13.69          Sept 27, 2013   Oct 2, 2013